Exhibit-99 (a)(1)(D)

REVOCATION FORM

I am submitting this revocation form (this “Revocation Form”) to SPAR Group, Inc. (“SGRP”, “you”, “your” or the like) in accordance with your Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated August 24, 2009, as amended (the “Exchange Offer”). The Exchange Offer is incorporated by reference into this Revocation Form and will control in the event of any conflict or inconsistency with this Revocation Form. Capitalized terms used and not otherwise defined in this election form shall have the meanings respectively assigned to them in the Exchange Offer.

I previously submitted to you one or more Election Forms (each a “Prior Election”) in which I selected the checked Existing Option Contracts (and all of the Eligible Options respectively evidenced by them) for exchange and cancellation under the Exchange Offer (each a “Selected Contract”).

INSTRUCTION: To choose whether to revoke some or all of your previously Selected Contracts under your Prior Elections, please check one of the two boxes below, list your previously Selected Contracts you now want to exclude from exchange, if less than all, and return this signed Revocation Form to SGRP.

☐	Revoke and Exclude ALL:

I hereby elect to revoke ALL of my Prior Elections for, and I now elect to exclude, ALL of my previously Selected Contracts, and all of the Eligible Options evidenced by them, from exchange and cancellation in accordance with the Exchange Offer.

☐	Revoke and Exclude SOME:

I hereby elect to revoke my Prior Elections for, and now elect to withdraw from exchange and exclude, the previously Selected Contracts I have listed below (“Listed Selected Contracts”), and all of the Eligible Options evidenced by them, from exchange and cancellation in accordance with the Exchange Offer:

Contract No.	Grant Date	Exercise Price	Unexercised Option Shares

I acknowledge to and agree with you that: (1) I have received and reviewed and understand the Exchange Offer and this Revocation Form; (2) I have executed this Revocation Form and delivered it to you, intending to be legally bound hereby; (3) if I checked “Revoke and Exclude ALL” , I have elected and hereby elect to revoke all of my Prior Elections and withdraw and exclude all of my previously Selected Contracts (and all of the Eligible Options evidenced by them) from exchange and cancellation under the Exchange Offer; (4) if I checked “Revoke and Exclude SOME”, I have elected and hereby elect to revoke my Prior Elections to the extent they pertain to my Listed Selected Contracts and to withdraw and exclude all of my Listed Selected Contracts (and all of the Eligible Options evidenced by them) from exchange and cancellation under the Exchange Offer; (5) I will keep all of my previously Selected Contracts that I have withdrawn from exchange under (3) or (4) above, no changes will be made in or to those contracts, and I will not receive any repriced replacements for them; (6) my revocation and withdrawal not be effective for any Listed Selected Contract that you cannot readily identify from my Revocation Form; (7) this Revocation Form will not be effective if you receive it after 5:00 p.m., Eastern Time, on the last day of the Exchange Period ; (8) I have the unrestricted right and legal capacity to execute and deliver this Revocation Form and revoke my Prior Elections to exchange those Selected Contracts; and (9) I will execute and deliver all such additional documents as may be reasonably requested by you in connection with such revocation.

SGRP must receive this Revocation Form no later than 5:00 p.m., Eastern Time, on the last day of the Exchange Period, which is currently scheduled to end on September 22, 2009, but such period may be extended by SGRP in its discretion. If you miss this deadline, you will not be permitted to participate in this Exchange Offer.

Print Your Name Here	Sign Your Name Here

Daytime Phone #:	Date Signed:

Cell Phone #:	SPAR ID #:

SGRP Exchange Offer Revocation Form